EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Three Months Ended
	2002	2003	2004	2005	2006	3/31/2007	3/31/2007
EARNINGS
Income Before Income Taxes	$351,614	$389,430	$306,226	$375,397	$346,967	$327,685	$119,125
Fixed Charges (as below)	121,573	126,168	130,599	125,551	149,017	157,381	42,333
Total Earnings	$473,187	$515,598	$436,825	$500,948	$495,984	$485,066	$161,458

FIXED CHARGES
Interest Expense	$83,682	$106,464	$118,685	$103,352	$97,084	$99,601	$25,931
Credit for Allowance for Borrowed Funds Used During Construction	6,691	3,904	4,814	16,399	42,733	48,580	14,102
Estimated Interest Element in Lease Rentals	31,200	15,800	7,100	5,800	9,200	9,200	2,300
Total Fixed Charges	$121,573	$126,168	$130,599	$125,551	$149,017	$157,381	$42,333

Ratio of Earnings to Fixed Charges	3.89	4.08	3.34	3.98	3.32	3.08	3.81